CAREERLINK HOLDINGS, INC.

1907 Harney St., Suite 160

Omaha, NE 68102.

(402) 345-5025

December 1, 2022

Alexandra Barone

Staff Attorney

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, DC 20549

Re:	Careerlink Holdings, Inc.
Offering Statement on Form 1-A Filed Originally Filed: September 19, 2022
File No. 024-11997

Dear Ms. Alexandra Barone:

We are in receipt of your letter dated November 28, 2022, setting forth certain comments to the Offering Statement on Form 1-A which was originally filed on November 1, 2022, by Careerlink Holdings, Inc., a Delaware corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Amendment No. 2 to Form 1-A

Cover Page

1. You state that Careerlink "intends to trade on the OTC at some point in the future and potentially the NASDAQ." Please disclose whether quotation on the OTC or listing on the Nasdaq is a condition to this offering. If not, please disclose that there is a risk that you may not ever be quoted on the OTC or approved for listing on Nasdaq.

Response: The Company has updated to disclose that those are not a condition of the offering and included the requested risk disclosure.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (402) 345-5025. Thank you for your attention to this matter.

Yours Truly,

/s/ Phillip Greenwood
Phillip Greenwood